BELVEDERE TRADING LLC

FINANCIAL STATEMENT
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2021
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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SEC FILE NUMBER
8-66612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belvedere Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 S. Riverside Plaza, Suite 2100
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richardo Forrer	(702) 927-2155	rforrer@belvederetrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richardo Forrer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belvedere Trading LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer, Belvedere Trading LLC

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



INDIVIDUAL ACKNOWLEDGMENT

State/Commonwealth of Colorado
County of Boulder
} ss.

On this the 24 (Day) day of February (Month), 2022 (Year), before me,

Mitchell Stamp (Name of Notary Public), the undersigned Notary Public,

personally appeared Richardo Farrer (Name(s) of Signer(s)),

☐ personally known to me – **OR** –

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same for the purposes therein stated.

MITCHELL STAMP
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20194037802
MY COMMISSION EXPIRES OCT 2, 2023

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

Place Notary Seal/Stamp Above

Any Other Required Information (Printed Name of Notary, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: ____________ Number of Pages: 2

Signer(s) Other Than Named Above: ____________

M1304-07 (09/2021)
Used for states (AL, AZ, CO, CT, DE, GA, IA, ID, IL, IN, KS, KY, LA, MD, ME, MI, MN, MS, MT, NC, ND, NE, NH, NJ, NM, OK, OR, RI, SC, SD, TN, VA, VT, WV, WI, WY)

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member of Belvedere Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 25, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

BELVEDERE TRADING LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	910,243
Derivatives, at fair value		16,608,812,127
Securities owned, at fair value		757,074,576
Memberships in exchanges, at cost (fair value $3,956,000)		919,500
Other receivables		355,600
Receivables from affiliates		81,897
Receivables from broker-dealers		363,272,461
Other assets		108,044
	$	17,731,534,448

Liabilities and Member's Equity

Liabilities:

Derivatives, at fair value	$	17,071,176,663
Securities sold short, at fair value		498,356,307
Payables to affiliates		887
Accounts payable and accrued expenses		11,249,211
		17,580,783,068
Member's equity		150,751,380
	$	17,731,534,448

See accompanying notes to the Statement of Financial Condition.

1. **Organization and Business**

Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002. The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of CBOE Global Markets, Inc., ("CBOE"), with regulatory services outsourced to Financial Industry Regulatory Authority. The Company is primarily a market maker buying, selling and dealing as a principal in U.S. exchange traded securities and derivative financial instruments. In addition to the Company's market making activity, the Company also engages in the proprietary trading of other exchange-traded equity securities, equity and index options, futures and futures options.

The Company is a member of numerous U.S. options and securities exchanges. The Company is also a corporate equity member of the Chicago Mercantile Exchange ("CME"), (via its parent company Belvedere Group LLC) and the Commodity Exchange, Inc, as well as a trading participant of Intercontinental Exchange ("ICE") Futures Europe.

Belvedere Group LLC, a wholly owned subsidiary of Belvedere Holdings LLC, is the Company's sole member.

2. **Summary of Significant Accounting Policies**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Derivatives and securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned, securities sold, not yet purchased and derivatives are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Investments in options on futures represent obligations to purchase or sell futures at a specified date. The value of the open position is recorded as either an asset or a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open position. The Company records a realized gain or loss when the position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the option sold short in excess of the proceeds received.

Open trade equity in futures is included in receivable from broker-dealer and measured at closing exchange prices.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual

2. Summary of Significant Accounting Policies, continued

results could differ from these estimates.

Depreciation and Amortization
U.S. GAAP requires that fixed assets be depreciated over the estimated useful life of the asset.

Receivable From and Payable to Broker-Dealers
Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivable from/payable to broker-dealers in the statement of financial condition.

Credit Losses on Financial Assets
The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivable from broker-dealer and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2021.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

Exchange Memberships and Trading Rights
At December 31, 2021, the Company owned memberships at the CME and COMEX. The Company's memberships are reflected in the statement of financial condition at cost (fair value is shown parenthetically). U.S. GAAP requires that such memberships be recorded at cost, or, if an impairment in value has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of Belvedere Holdings, LP. Belvedere Holdings, LP is a limited liability company whose income or loss is includable in the tax returns of its owners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2021.

3. **Related Party Transactions**

The Company has expense sharing agreements with affiliate entities, which operate under common control (see below). At December 31, 2021, The Company had net payables from related parties totaling $887. The Company settles related party liabilities and receivables by either cash payment or a direct impact to the member's equity of the Company, in addition to settlement with Parent. At December 31, 2021, the Company had a net intercompany receivable from Parent in the amount of $81,897.

The Company and Parent have entered into reciprocal credit agreements to cover liabilities resulting from ordinary business operations, up to $50 million. The Company entered into a three-year short term note payable with Parent on August 1, 2020, bearing an Applicable Federal Rates ("AFR") of 0.17%, payable annually. There is no outstanding balance as of December 31, 2021.

Team Belvedere LLC ("TB"), an affiliate, provides employment services to the Company. These services include, but are not limited to all employee compensation, health insurance and employment costs for the trading, technology and operational personnel. The Company had a zero payable balance to TB at December 31, 2021.

Belvedere Infrastructure LLC ("BI") provides colocation and related connectivity costs to the Company. BI also provides all computer hardware, computer software, furniture and office equipment to the Company. As of December 31, 2021, the Company had a zero payable balance to BI at December 31, 2021. The Company conducts its operations in leased office facilities. The lease is subject to an escalation clause based on the operating expenses of the lessor. The lease is in the name of the Company's affiliate, Belvedere Infrastructure. The costs of the office facilities and other leases are allocated proportionally to the Company.

Belvedere Futures LLC ("BF"), an affiliate, conducts proprietary trading in listed futures and options on futures. The Company will transfer certain positions held at a clearing firm between BF and the Company. These transfers are done at the exchange, typically at fair market value, allowing the Company to manage its credit exposure to ABN. The Company and a net intercompany payable to BF for brokerage costs allocated to the Company on behalf of BF in the amount of $887 on December 31, 2021.

4. **Receivables from Broker-Dealer**

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). This agreement allows the Company as the JBO participant to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class A preferred interest in ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $25 million, exclusive of its investment interest.

4. Receivables from Broker-Dealer, continued

The Company entered into a revolving credit facility with ABN that permits it to borrow up to $600 million to finance short positions, short term amounts owed and margin on open positions. At December 31, 2021, the Company had a loan payable balance of $223.3 million with ABN.

Receivables from broker-dealer is reported net, and includes cash balances due from ABN and EDF plus unrealized net gains on open futures contracts with both firms. Receivables from broker-dealer at December 31, 2021, consists of the following:

		Receivables
Receivable From	$	107,200,791
Exchange-traded futures - open trade equity		256,071,670
	$	363,272,461

5. Credit Concentration

At December 31, 2021, a significant credit concentration consisted of approximately $159.6 million at ABN and $19,340 at EDF.

The Company limits its exposure to credit risk by executing futures and options transaction through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

6. Derivative Financial Instruments

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in derivatives, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and securities on a daily basis. The Company provides liquidity in most major markets on which it trades.

6. Derivative Financial Instruments, continued

As of December 31, 2021, the Company's derivative activities has the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condiiton Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity	Receivable from/payable to broker-dealers	$ 269,305,419	$ (14,441,595)	$ 254,863,824
Commodities	Receivable from/payable to broker-dealers	3,226,235	(2,045,540)	1,180,695
Interest Rates	Receivable from/payable to broker-dealers	39,700	(12,550)	27,150
Equity	Derivatives	16,524,321,509	(16,990,993,829)	(466,672,320)
Commodities	Derivatives	84,490,618	(80,182,835)	4,307,783
				$ (206,292,868)

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition.

Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company limits its exposure to credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

7. Offsetting

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities included in receivable from broker-dealer section of the statement of financial condition.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condiiton	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount
Assets						
Futures Open Trade Equity	$ 272,571,354	$ (16,499,685)	$ 256,071,669	$ -	$ -	$ 256,071,669
Liabilities						
Futures Open Trade Equity	$ (16,499,685)	$ 16,499,685	$ -	$ -	$ -	$ -

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options.

The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate Its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is

9.   **Indemnifications, continued**

unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

10.   **Fair Value Measurement and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Derivative financial instruments (futures and options) are exchange-traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified in Level 1 of the fair value hierarchy. Equity securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level with the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year

10. Fair Value Measurement and Disclosures, continued

ended December 31, 2021, there were no transfers among levels.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	
	Assets	Liabilities
Equities	$ 757,074,576	$ 498,356,307
Equity Options	16,524,321,509	16,990,993,829
Futures Options	84,490,618	80,182,835
	$ 17,365,886,703	$ 17,569,532,971

At December 31, 2021, the Company had net unrealized gains on open futures contracts totaling $256,071,669, which were Level 1 financial instruments. At December 31, 2021, the Company held no Level 2 or Level 3 financial instruments.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 5% of combined aggregate debit items or 120% of minimum net capital requirement.

At December 31, 2021, the Company had net capital and net capital requirements of $140,338,320, and $250,000 respectively.

12. Subsequent Events

The Company's management has evaluated events and transactions, through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.